UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Champions Oncology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

158704304

(CUSIP Number)

c/o PAR Investment Partners, L.P. One International Place, Suite 2401 Boston, MA 02110 Attn: Steven M. Smith (617) 526-8990	with a copy to: Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP 850 Winter Street Waltham, MA 02451 Attention: Jay Hachigian (781) 890-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 158704304

1.	Names of Reporting Persons. PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,000,000 (see Item 3 for a full description reported securities.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,000,000 (see Item 3 for a full description reported securities.)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (see Item 3 for a full description reported securities.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on, the 66,851,759 shares of common stock of the Issuer outstanding as of January 28, 2013, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 016259103

1.	Names of Reporting Persons. PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,000,000 (see Item 3 for a full description reported securities.)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,000,000 (see Item 3 for a full description reported securities.)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (see Item 3 for a full description reported securities.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 66,851,759 shares of common stock of the Issuer outstanding as of January 28, 2013, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 016259103

1.	Names of Reporting Persons. PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,000,000 (see Item 3 for a full description reported securities.)
	8.	Shared Voting Power 0.
	9.	Sole Dispositive Power 11,000,000 (see Item 3 for a full description reported securities.)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (see Item 3 for a full description reported securities.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%*
14.	Type of Reporting Person (See Instructions) CO

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 66,851,759 shares of common stock of the Issuer outstanding as of January 28, 2013, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 016259103

1.	Names of Reporting Persons. Arthur G. Epker, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,000,000* (see Item 3 for a full description reported securities.)
	8.	Shared Voting Power 0.
	9.	Sole Dispositive Power 11,000,000* (see Item 3 for a full description reported securities.)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (see Item 3 for a full description reported securities.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%**
14.	Type of Reporting Person (See Instructions) IN

*	These securities are held directly by PAR Investment Partners, L.P. (“PIP”). PAR Group, L.P. (“PAR Group”) is the general partner of PIP and PAR Capital Management, Inc. (“PCM”) is the general partner of PAR Group. Mr. Epker is the Vice President of PCM and through this position has been delegated voting power, including the power to vote and direct the voting, over these securities and the power to dispose of and direct the disposition of these securities. Mr. Epker disclaims beneficial ownership of these securities except to the extent of his respective pecuniary interests therein, if any, as a result of his direct or indirect ownership interests in PIP and a contingent right on the part of PAR Group to receive a performance-based incentive allocation from PIP.
**	The percentage of shares beneficially owned as set forth in this row 13 is based on the 66,851,759 shares of common stock of the Issuer outstanding as of January 28, 2013, as disclosed to the Reporting Persons by the Issuer on such date.

STATEMENTS ON SCHEDULE 13D

Explanatory Statement.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to shares of Common Stock (“Common Stock”) of Champions Oncology, Inc. (the “Issuer”). This Amendment No. 1 is being filed on behalf of the following persons (collectively, the “Reporting Persons”): PAR Investment Partners, L.P., PAR Group, L.P., PAR Capital Management, Inc. and Mr. Arthur G. Epker, III. This Amendment No. 1 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on January 30, 2013 (the “Schedule 13D”). This Amendment No. 1 adds the following new Reporting Person: Mr. Arthur G. Epker, III. Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth in this Amendment No. 1, the Schedule 13D remains unmodified.

Item 2. Identity and Background.

The following shall be added to Item 2 of the Schedule 13D:

(a)	The following new Reporting Person is added to this Schedule 13D: Mr. Arthur G. Epker, III. Mr. Arthur G. Epker, III may be deemed to have beneficial ownership over the Shares because he has been delegated voting power, including the power to vote and direct the voting, over the Shares owned by PAR Investment Partners and the power to dispose of and direct the disposition of these securities. Mr. Epker disclaims beneficial ownership of these securities except to the extent of his respective pecuniary interests therein, if any, as a result of his direct or indirect ownership interests in PIP and a contingent right on the part of PAR Group to receive a performance-based incentive allocation from PIP.

(b)-(c) Mr. Arthur G. Epker, III is an individual whose principal address is c/o PAR Capital Management, One International Place, Suite 2401, Boston, MA 02110. The principal occupation or employment of Mr. Arthur G. Epker, III is Vice President of PAR Capital Management.

Item 4. Purpose of Transaction.

The third paragraph of the Schedule 13D shall be amended and restated as follows:

In addition, pursuant to an agreement with the Issuer, Mr. Arthur G. Epker, III was appointed as a director of the Issuer on March 1, 2013.

Item 5. Interest in Securities of the Issuer.

The following shall be added to the end of Item 5(a) and (b) of the Schedule 13D:

As of March 1, 2013, Mr. Arthur G. Epker, III, through his position as Vice President of PAR Capital Management, had sole voting and dispositive power with respect to all 11,000,000 Shares owned beneficially by PAR Investment Partners on an as-converted basis, representing approximately 16.2% of the shares of the Issuer’s Common Stock outstanding as provided by Issuer.

Mr. Arthur G. Epker, III has been delegated voting power, including the power to vote and direct the voting, over the Shares owned by PAR Investment Partners and the power to dispose of and direct the disposition of these securities. Mr. Epker disclaims beneficial ownership of these securities except to the extent of his respective pecuniary interests therein, if any, as a result of his direct or indirect ownership interests in PIP and a contingent right on the part of PAR Group to receive a performance-based incentive allocation from PIP.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following shall be added to the end of Item 6 of the Schedule 13D:

Pursuant to an agreement with the Issuer, Mr. Arthur G. Epker, III was appointed as a director of the Issuer on March 1, 2013. In connection with this appointment, Mr. Arthur G. Epker, III entered into an Indemnification Agreement with the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2013

PAR INVESTMENT PARTNERS

By:	PAR Group, L.P., its General Partner
By	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

By:	/s/ Arthur G. Epker, III
Name: Arthur G. Epker, III